

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 14, 2018

Shachar Daniel
Safe-T Group Ltd.
Chief Executive Officer
8 Abba Eban Ave.
Herzliya, 4672526 Israel

     **Re:    Safe-T Group Ltd.**
            **Amendment No. 4 to Registration Statement on Form F-1**
            **Filed August 10, 2018**
            **File No. 333-226074**

Dear Mr. Daniel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 31

1.     You state on page 29 that you will receive approximately $5,272 in net proceeds from the offering. Please explain the $5,719 increase in cash and cash equivalents in the pro forma as adjusted column. To the extent you are assuming proceeds from the issuances of any shares, other than from the 406,250 ADSs in this offering, explain how you determined that the issuance of such shares are factually supportable.

2.     Your revised disclosures assume the issuance of 5,513,592 Ordinary shares pursuant to anti-dilution provisions included in the June 3, 2018 private placement agreements that will be triggered upon consummation of this offering. Please explain further the terms of these anti-dilution provisions and tell us how they are reflected in the capitalization table.

In addition, revise your subsequent events footnote disclosures to include a more comprehensive discussion of such provisions.

3.    Please revise the second and third bullet points preceding the capitalization table to more clearly explain the increase in the pro forma and pro forma as adjusted derivative liabilities line time.  For instance, you refer to the private placement from June 2018, which included derivative liabilities features in the second bullet point; however, this adjustment appears to relate to anti-dilution provisions from other issuances that were triggered by, rather than included in, the June 2018 private placement.  Similarly, it is unclear what caused the significant increase in the pro forma as adjusted column.

4.    We note that the terms of the Series B warrants issued in conjunction with this offering may obligate the company to settle in a variable number of shares.  Tell us how you intend to account for such warrants, citing the specific guidance considered in IAS 32, and explain how these warrants are currently reflected in the capitalization table.

Dilution

5.    You state that the pro forma as adjusted net tangible book value per share after this offering is $0.138.  Please explain how this computes to a pro forma per share book value of $5.35 per ADS or revise your disclosures accordingly.

Description of American Depository Shares and Warrants

Warrants to be Issued as Part of This Offering

Series B Warrants, page 93

6.    You state that if certain terms are met for the Series B warrants on the 120th day after issuance, the warrants are exercisable at the option of the holder until exercised in full.  Please clarify whether the Series B warrants have an expiration date or confirm that such warrants are exercisable in perpetuity.

    You may contact Megan Masterson Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                                              Sincerely,

                                              /s/ Jan Woo

                                              Jan Woo
                                              Branch Chief - Legal
                                              Office of Information
                                              Technologies and Services

cc:     Oded Har-Even, Esq.
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP